JOHN HANCOCK TRUST
601 Congress Street
Boston, MA 02210-2805
April 7, 2010
VIA EDGAR
Alison White, Esq.
Senior Counsel
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	John Hancock Trust / Post-Effective Amendment to Form N-1A Registration Statement (Filed February 22, 2010) (File Nos. 2-94157; 811-4146)
Dear Ms. White:
This letter responds to the comments of the staff of the Securities and Exchange Commission (“Commission”), which were conveyed to me by telephone on April 1, 2010 with respect to post-effective amendment No. 90 to the registration statement on Form N-1A (the “Amendment”) of John Hancock Trust (“JHT” or the “Registrant”) which was filed with the Commission via EDGAR on February 22, 2010. The comments were in response to our initial response to staff comments filed with the SEC on March 30, 2010 (Accession Number 0000950123-10-029944). Capitalized terms used herein have the meanings given them in the Amendment.
The staff’s comments are set forth below. Changes in response to the staff’s comments as described below will be made in JHT’s filing pursuant to Rule 485(b) under the Securities Act of 1933, as amended.
Comment 1 (Original Comment 13). General: For the International Equity Index Trust A and International Equity Index Trust B, the primary index should be gross of withholding tax. The index net of withholding tax (which shows a lower return) may be used as a secondary benchmark.
Response: The primary index will be the MSCI AC World Ex U.S. Index (gross of withholding tax). The MSCI AC World Ex U.S. Index (net of withholding tax) will be used as a secondary benchmark since the fund is subject to withholding taxes. The MSCI AC World Ex U.S. Index (net of withholding tax) is net of Luxembourg withholding taxes. The disclosure regarding these withholding taxes being the highest withholding tax rates will be removed.
Comments 2 (Original Comment 24). International Equity Index Trust A and International Equity Index Trust B: The description of the indices in footnotes C and E to the table of Average Annual Total Returns for the International Equity Index Trust A and footnotes B and C to the table of Average Annual Total Returns for the International Equity Index Trust B should be moved to the preamble to the performance table.

Alison White, Esq.
April 7, 2010

Response: This change will be made.
Per the SEC staff’s request, the Registrant acknowledges the following:
•	it is responsible for the adequacy and accuracy of the disclosure in the Amendment;

•	Staff comments or changes to disclosure in response to staff comments on the Amendment do not foreclose the Commission from taking any action with respect to the Amendment; and

•	it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.
Please call me at 617-663-2166 or Kit Sechler at 617 663-2197 if you have any questions.

Very truly yours,
/S/ Betsy Anne Seel
Betsy Anne Seel,
Senior Counsel